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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Pegasus Solutions, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
705906105
(CUSIP Number)
Tudor Investment Corporation
Attn: Stephen N. Waldman, Esq.
1275 King Street
Greenwich, CT 06831
Tel: (203) 863-6700
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 16, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	705906105	13D	Page	2	of	13

1	NAMES OF REPORTING PERSONS: Tudor Investment Corporation

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
22-2514825

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,147,803 (see Item 5)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

1,147,803 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,147,803 (see Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.5% (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No.	705906105	13D	Page	3	of	13

1	NAMES OF REPORTING PERSONS: Tudor Proprietary Trading, L.L.C.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
13-3720063

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		85,997 (see Item 5)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

85,997 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

85,997 (see Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.4% (see item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No.	705906105	13D	Page	4	of	13

1	NAMES OF REPORTING PERSONS: Paul Tudor Jones, II

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

USA

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,233,800 (see Item 5)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

1,233,800 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,233,800 (see Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

6.0% (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	705906105	13D	Page	5	of	13

1	NAMES OF REPORTING PERSONS: The Tudor BVI Global Portfolio Ltd.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
98-0223576

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Cayman Islands

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		159,707 (see Item 5)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

159,707 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

159,707 (see Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.8% (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No.	705906105	13D	Page	6	of	13

1	NAMES OF REPORTING PERSONS: Witches Rock Portfolio Ltd.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
98-0439973

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Cayman Islands

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		988,096 (see Item 5)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

988,096 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

988,096 (see Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

4.8% (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No.	705906105	13D	Page	7	of	13

1	NAMES OF REPORTING PERSONS: The Raptor Global Portfolio Ltd.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
98-0211544

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Cayman Islands

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0 (see Item 5)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

0 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

0 (see Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.0% (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No.	705906105	13D	Page	8	of	13

1	NAMES OF REPORTING PERSONS: The Altar Rock Fund L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
06-1558414

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0 (see Item 5)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

0 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

0 (see Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.0% (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	705906105	13D	Page	9	of	13
ITEM 1.     Security and Issuer
     This Amendment No. 1 amends and supplements the Statement on Schedule 13D (as amended, supplemented and otherwise modified from time to time, the “Schedule 13D”) filed with the Securities and Exchange Commission (the “Commission”) on December 20, 2005 by Tudor Investment Corporation, Paul Tudor Jones, II, The Tudor BVI Global Portfolio Ltd., Witches Rock Portfolio Ltd., The Raptor Global Portfolio Ltd., Tudor Proprietary Trading, L.L.C. and The Altar Rock Fund L.P. relating to the common stock, par value $0.01 per share (the “Common Stock” or the “Shares”), of Pegasus Solutions, Inc., a corporation organized under the laws of the state of Delaware (the “Company”). The Company’s principal offices are located at Campbell Centre I, 8350 North Central Expressway, Suite 1900, Dallas, Texas 75206.
     The Schedule 13D is hereby amended and supplemented as set forth below. Except as amended and supplemented hereby, the Schedule 13D remains in full force and effect. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.
     This filing of this Amendment No. 1 is not, and should not be deemed to be, an admission that the statement on Schedule 13D or that any Amendment thereto is or was required to be filed.
ITEM 2.     Identity and Background.
     Item 2 is hereby amended and supplemented as follows:
     This statement on Schedule 13D is being filed jointly on behalf of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Act of 1934, as amended (the “Act”):
     (i) Tudor Investment Corporation (“TIC”), a Delaware corporation.
     (ii) Paul Tudor Jones, II (“Jones”), a citizen of the United States.
     (iii) The Tudor BVI Global Portfolio Ltd. (“BVI”), a Cayman Islands corporation.
     (iv) Witches Rock Portfolio Ltd. (“Witches”), a Cayman Islands corporation.
     (v) The Raptor Global Portfolio Ltd. (“Raptor”), a Cayman Islands corporation.
     (vi) Tudor Proprietary Trading, L.L.C. (“TPT”), a Delaware limited liability company.
     (vii) The Altar Rock Fund L.P. (“Altar Rock” and together with TIC, Jones, BVI, Witches, Raptor, and TPT, the “Reporting Persons” and each a “Reporting Person”), a Delaware limited partnership.

CUSIP No.	705906105	13D	Page	10	of	13
     The information relating to Inter-Continental Hotels Corporation, a Delaware corporation (“IHC”), Six Continents Hotels, Inc., a Delaware corporation (“Six Continents”), and InterContinental Hotels Group PLC, a public limited company organized under the laws of England and Wales (“IHG”, and together with IHC and Six Continents, the “IHG Parties”), has been provided by the IHG Parties and the Reporting Persons expressly disavow responsibility for the accuracy thereof. The shares reported herein as being beneficially owned by the Reporting Persons exclude shares that are or may be beneficially owned by the IHG Parties.
     IHG is the ultimate parent of Six Continents and IHC. The business of IHG and its subsidiaries comprises the ownership, management, leasing and franchising of hotels and resorts.
     The address of the principal business and the principal office of IHG is 67 Alma Road, Windsor, Berkshire, SL4 3HD, United Kingdom.
     The address of the principal business and the principal office of IHC is Three Ravinia Drive, Suite 100, Atlanta, Georgia, 30346.
     The address of the principal business and the principal office of Six Continents is Three Ravinia Drive, Suite 100, Atlanta, Georgia, 30346.
     The name, residence or business address, present principal occupation or employment, the name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each natural person that is a director or executive officer of IHG, IHC or Six Continents is set forth on the schedules to the Statement on Schedule 13D to be filed with the Commission in connection with entering into the Contribution and Voting Agreement, as defined in Item 6 below, by the IHG Parties, which is incorporated by reference herein.
     To the best knowledge of the Reporting Persons, none of the IHG Parties has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
ITEM 5.     Interest in Securities of the Issuer.
     Item 5 is hereby amended and supplemented as follows:
     The following disclosure assumes that there are 20,804,229 shares of Common Stock outstanding, which the Issuer represented in its Annual Report on Form 10-K for the year ended December 31, 2005 was the number of outstanding shares of Common Stock as of March 9, 2006.
     As of the date hereof, Witches Rock, BVI and TPT are the beneficial owners of 988,096 shares of Common Stock (4.8%), 159,707 shares of Common Stock (0.8%) and 85,997 shares of Common Stock (0.4%), respectively.

CUSIP No.	705906105	13D	Page	11	of	13
     The shares of Common Stock reported herein as beneficially owned are owned directly by Witches Rock, BVI and TPT. Because TIC provides investment advisory services to Witches Rock and BVI, TIC may be deemed to beneficially own the shares of Common Stock owned by each of such Reporting Persons. TIC expressly disclaims such beneficial ownership. In addition, because Mr. Jones is the controlling shareholder of TIC and the indirect controlling equity holder of TPT, Mr. Jones may be deemed to beneficially own the shares of Common Stock deemed beneficially owned by TIC and TPT. Mr. Jones expressly disclaims such beneficial ownership.
     The Reporting Persons, Prides Capital, Perseus, the IHG Parties and persons deemed to beneficially own Shares held, or otherwise beneficially owned, by Prides Capital, Perseus and the IHG Parties may be deemed to constitute a group for purposes of Section 13(d) or Section 13(g) of the Act (the “Group”). The Reporting Persons expressly disclaim (i) that they are a member of any group for purposes of Section 13(d) or 13(g), and (ii) that they have agreed to act as a group other than as described in this statement on Schedule 13D.
     The Reporting Persons are filing this statement on Schedule 13D jointly and in accordance with the provisions of Rule 13d-1(k)(1) of the Act but are filing this statement on Schedule 13D separately from the other members of the Group in accordance with the provisions of Rule 13d-1(k)(2) of the Act.
     Pursuant to Rule 13d-4 of the Act, each of the Reporting Persons expressly declares that the filings of this statement on Schedule 13D shall not be construed as an admission that any such person is, for purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities held by any other person.
ITEM 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Item 6 is hereby amended and supplemented as follows:
     Each of Witches Rock, BVI, TPT, Raptor and Altar Rock subscribed for limited partnership interests in Prides 406 Co-Invest, L.P. (“Prides Co-Invest”) and agreed to contribute shares of Common Stock and cash to Prides Co-Invest. Such subscriptions will support the equity and capital commitments of Prides Co-Invest in support of the transactions contemplated by the Merger Agreement.
     On March 16, 2006, Prides Capital Fund I, L.P., Prides Co-Invest, L.P. and the IHG Parties entered into a contribution and voting arrangement (the “Contribution and Voting Agreement”) pursuant to which each of the parties agreed to contribute shares of Common Stock and cash to Perseus Holding Corp. (“Perseus”) which would be used to support the merger between Perseus and the Company. The Reporting Persons are not a party to such arrangement.

CUSIP No.	705906105	13D	Page	12	of	13
SIGNATURES
     After reasonable inquiry and to the best knowledge and belief of each of the persons signing below, each person signing below certifies that the information set forth in this statement on Schedule 13D is true, complete and correct.

Dated: March 27, 2006 TUDOR INVESTMENT CORPORATION
By:	/s/ Stephen N. Waldman
Stephen N. Waldman
Managing Director and Associate General Counsel

/s/ Paul Tudor Jones, II
Paul Tudor Jones, II

TUDOR PROPRIETARY TRADING, L.L.C.
By:	/s/ Stephen N. Waldman
Stephen N. Waldman
Managing Director and Associate General Counsel

THE TUDOR BVI GLOBAL PORTFOLIO LTD.
By:	Tudor Investment Corporation,
Trading Advisor

	By:	/s/ Stephen N. Waldman
Stephen N. Waldman
Managing Director and Associate General Counsel

WITCHES ROCK PORTFOLIO LTD.
By:	Tudor Investment Corporation,
Investment Adviser

	By:	/s/ Stephen N. Waldman
Stephen N. Waldman
Managing Director and Associate General Counsel

CUSIP No.	705906105	13D	Page	13	of	13

THE RAPTOR GLOBAL PORTFOLIO LTD.
By:	Tudor Investment Corporation,
Investment Adviser

	By:	/s/ Stephen N. Waldman
Stephen N. Waldman
Managing Director

THE ALTAR ROCK FUND L.P.
By:	Tudor Investment Corporation,
General Partner

	By:	/s/ Stephen N. Waldman
Stephen N. Waldman
Managing Director